CUSIP No. 563118207	SCHEDULE 13D	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 3)*

Manhattan Pharmaceuticals, Inc.

 (Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

563118207

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

January 4, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons Nordic Biotech Venture Fund II K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 0
(9) Sole dispositive power: 0
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person 0
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 11: 0%
(14) Type of reporting person (see instructions): PN

(1) Names of reporting persons Nordic Biotech General Partner II
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 0
(9) Sole dispositive power: 0
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person: 0
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 11: 0%
(14) Type of reporting person (see instructions): PN

(1) Names of reporting persons Christian Hansen
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 0
(9) Sole dispositive power: 0
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person: 0
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 11: 0%
(14) Type of reporting person (see instructions): IN

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 0
(9) Sole dispositive power: 0
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person 0
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 11: 0%
(14) Type of reporting person (see instructions): IN

This Amendment No. 3 amends and supplements, as set forth below, the information contained in Items 3, 4, 5 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) by Nordic Biotech Venture Fund II K/S (“Nordic”) on March 5, 2008, as amended by Amendment No. 1 filed with the SEC by Nordic, Nordic Biotech General Partner II, Christian Hansen and Florian Schönharting (the “Reporting Persons”) on April 28, 2010, and as further amended by Amendment No. 2 filed with the SEC by the Reporting Persons on September 22, 2010 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 3 are used with the meanings ascribed to them in the Schedule 13D. Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is supplemented by adding the following to the existing disclosure:

On January 4, 2011, Nordic, the Company and the Limited Partnership entered into a Settlement and Release Agreement. Nordic and the Company were each parties to the Joint Venture Agreement related to the development and commercialization in North America of Hedrin™, a non-pesticide, one-hour, treatment for pediculosis (head lice). Nordic and the Company have had various disputes relating to the Limited Partnership and Nordic’s option to purchase Company common stock in exchange for a portion of Nordic’s interest in the Limited Partnership (the “Put Right”), and Nordic’s warrant to purchase Company common stock (the “Warrant”). The Settlement and Release Agreement resolves all disputes between the Company, on the one hand, and Nordic and the Limited Partnership, on the other.

In accordance with the principal terms of the Settlement and Release Agreement:

•
The Put Right and Warrant have been terminated. Accordingly, Nordic no longer has any right to purchase shares of common stock of the Company. Nordic believes that the Put Right would have permitted Nordic to become the owner of 183,333,333 shares of the Company’s common stock, and the Warrant would have entitled Nordic to purchase 33,333,333 shares of the Company’s Common Stock.

•	Nordic made an additional capital contribution to the Limited Partnership of $1,500,000, which includes $300,000 contributed to the Limited Partnership by Nordic on December 14, 2010.
•
The Company’s equity interest in the Limited Partnership was reduced to 15%, and further reductions in the Company’s equity interest are possible if and when Nordic makes additional capital contributions to the Limited Partnership.  Capital contributions by Nordic will not reduce the Company's ownership in the Limited Partnership below 5%.

•
The Limited Partnership agreed to pay the Company a settlement amount of $500,000, less any Excess Payment (defined below), in two installments.  The first installment of $100,000 has been paid and the second installment of $400,000 is due within five (5) business days after the Company has received written evidence that the holders of the Company’s 12% Secured Notes, $1,315,000 of which has matured and is now past due, have either converted the 12% Secured Notes into shares of equity securities of the Company prior to December 31, 2011or agreed to extend the maturity of the 12% Secured Notes to December 31, 2011 by such date.  An "Excess Payment" is the amount by which Nordic’s and the Limited Partnership’s reasonable out-of-pocket legal and other costs incurred with respect to the Settlement and Release Agreement, including any challenge to the enforceability of the Settlement and Release Agreement, including in a bankruptcy proceeding, exceed $70,000.

•	The Limited Partnership has paid $75,000 to the Company under the Services Agreement, dated February 21, 2008, and that Services Agreement is terminated.
•
The Joint Venture Agreement, dated January 31, 2008, as amended on February 18, 2008, and as further amended by an Omnibus Amendment on June 9, 2008, between the Company and Nordic; the Shareholders’ Agreement, dated February 21, 2008, as amended by an Omnibus Amendment on June 9, 2008, with respect to the Limited Partnership; and the Registration Rights Agreement, dated February 25, 2009, were terminated.

•
The Limited Partnership Agreement, dated February 21, 2008, as amended by an Omnibus Amendment on June 9, 2008, has been consolidated and amended to include new and modified terms, some of which are described above.  In addition, under the new consolidated and amended limited partnership agreement, the Company has no right to participate in the management of the Limited Partnership or its Hedrin assets and has limited rights of a minority Partner.

•	Messrs. Michael G. McGuinness and Douglas Abel resigned from the Board of Directors of the Limited Partnership.

Item 4. Purpose of Transaction.

Item 4 is amended by deleting the item in its entirety and inserting the following in lieu thereof:

Not applicable.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended by deleting sections (a) through (c) and inserting the following in lieu thereof:

(a)  None of the Reporting Persons beneficially own any shares of Common Stock of the Company, representing 0% of the total issued and outstanding shares of Common Stock.

(b)  None of the Reporting Persons have or will have sole power to vote or to direct the vote of, or sole power to dispose or direct the disposition of any shares of Common Stock of the Company.

(c)  Other than the transaction reported in Item 4 of this Schedule 13D/A, the Reporting Persons have not effected any transaction in the Common Stock of the Company in the past 60 days.

Item 7. Material to be Filed as Exhibits.

The Settlement and Release Agreement is filed as Exhibit 1 to this Schedule 13D/A by incorporation by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on January 10, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  January 24, 2011

NORDIC BIOTECH VENTURE FUND II K/S

By:	/s/ Christian Hansen*
Name: Christian Hansen
Title: Principal

By:	/s/ Florian Schönharting*
Name: Florian Schönharting
Title: Principal

NORDIC BIOTECH GENERAL PARTNER II

By:	/s/ Christian Hansen*
Name: Christian Hansen
Title: Principal

By:	/s/ Florian Schönharting*
Name: Florian Schönharting
Title: Principal

/s/ Christian Hansen*
Christian Hansen

/s/ Florian Schönharting*
Florian Schönharting

/s/ James E. Dawson
James E. Dawson, as attorney-in-fact